[Venture Financial Group Letterhead]

November 13, 2008

VIA EDGAR

Mr. Gregory Dundas
United States Securities and Exchange Commission
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0408

Re:	Venture Financial Group, Inc.
CIK: 0000892449
Acc-No: 0000891020-07-000201
Withdrawal of Registration Statement on Form S-1

Dear Mr. Dundas:

Pursuant to Rule 477 of the Securities Act of 1933, Venture Financial Group, Inc., a Washington corporation (the “Registrant”), respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 filed with the Commission on July 17, 2007 (Registration No. 333-144664), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above. Due to adverse market conditions, the Registrant no longer intends to proceed with a registered public offering of its securities. The Registrant confirms that the Registration Statement has not been declared effective and that no securities have been sold in connection with the proposed offering.

It is our understanding that this request for withdrawal of the Registration Statement will be deemed granted as of the date it is filed with the Commission unless the Registrant receives notice from the Commission within 15 calendar days.

We appreciate your assistance and should you need any additional information, please feel free to contact Andrew H. Ognall of Foster Pepper, LLP at (503) 221-2207.

Sincerely,

/s/ Ken F. Parsons, Sr.
Ken F. Parsons, Sr.
Chairman/CEO